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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  May 24, 2006

                                GRAVITY CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[ ] Yes [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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

                  GRAVITY ISSUES FINANCIAL AND BUSINESS UPDATe

    SEOUL, South Korea, May 24 /PRNewswire-FirstCall/ -- Gravity Co., Ltd. (Nasdaq: GRVY), a global online game developer and publisher based in Korea, has issued its financial and business update at an investor conference call on Wednesday, May 24, 2006.

    On a Korean GAAP basis, revenues were KRW 49.26 billion (US$ 51.85 million), down 16% from the previous fiscal year, due to primarily to intensifying competition in the online market as well as due to the relative maturity of the company's Ragnarok game.

    Net income for 2005 was negatively affected by the decline in revenue and due to an increase in operating expense, resulting in part from increased expenses attributable to the investigation of irregularities relating to the diversion of royalty payments by the former Chairman.

    Operating expenses were KRW 51.14 billion (US$ 53.83 million), compared with KRW 24.50 billion (US$ 25.79 million) in the previous year. This was due to increased R&D expenses, a temporary increase in commissions, mainly due to the investigation into the accounting fraud by the former Chairman.

    Commissions were KRW 9.89 billion (US$ 10.41 million), up 88% from the last year's KRW 5.27 billion (US$ 5.55 million). R&D expenses rose 376.7% to KRW 9.14 billion (US$ 9.62 million), compared with KRW 1.92 billion (US$ 2,02 million) in 2004, due to the payment of STYLIA's licensing fees and an increase in the development costs of the company's next MMORPG titles, Ragnarok II and Requiem.

    The company said that it is in the process of finalizing US-GAAP financial statements for the fiscal year of 2005, which will be filed as part of the company's Form 20-F with the SEC before the end of June this year.

    Mr. Il-Young Ryu, Chairman and Chief Executive Officer commented, "I see the recent challenges are necessary part of growing pain for a young company like Gravity. I am glad the investigation into the fraud is now over and we are ready to move on." He also added, "To ensure accountability going forward, we are currently in the process of implementing strict measures to strengthen our corporate governance. At the same time, we will continue to pursue our "Star Strategy," to become the "Hollywood" of the online game industry. As we make further advances, we will make every effort to communicate our corporate vision and provide financial and business updates with valued investors on a regular basis."

    Highlights of Financial and Business Update

    -- Gravity swiftly finalized the investigation into the fraud by the former
       Chairman.

    -- The restatement of financial statements for the fiscal years 2002, 2003 and 2004 is now complete.

    -- Revenues in 2005 were KRW 49.26 billion (US$ 51.85 million), compared with KRW 58.90 billion (US$ 62 million) in the previous fiscal year.

    -- Expenses increased due to an increase in R&D and commissions, most of which accounts for the costs associated with the investigation. As a result, the company recorded a net loss of KRW 3.45 billion (US$ 3.63 million) for the fiscal year 2005.

    -- The company continues to strengthen development and publishing as part of its 'Star Strategy'.

    -- Ragnarok II, the long-awaited sequel to the company's most successful online game, Ragnarok Online, is due to be released in the early 2007.

    * Based on Korean GAAP, the Won amounts are expressed in U.S. dollars at the rate of KRW 950 to US$ 1.00.

    To access the company's financial statements for the fiscal year 2005, please visit the corporate website at http://www.gravity.co.kr or refer to the US SEC filing on April 5, 2006.

    The call commences at 9:00 AM (New York) / 2:00 PM (London) / 9:00 PM (Hong Kong/Singapore) / 10:00 PM (Seoul/Tokyo). Following the conclusion of the conference call, a replay will be available for a limited time.

    To access the conference call, please dial one of the following numbers:
+1 718 354 1152 (US participants) / +44 (0)20 7365 1843 (UK/ European participants) / +81 (0)3 3570 8231 (Asian participants). To obtain replay details for the call, please contact Taylor Rafferty at the numbers provided below.

    About GRAVITY Co., Ltd.

    Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game currently offered commercially in 21 markets, including Japan, Taiwan and Thailand. For more information about Gravity, please visit http://www.gravity.co.kr.

    Forward-Looking Statements:

    Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

    Contact:

      Gravity Co., Ltd.:
      James O. Kwon at + 82-2-2019-6050
      Email: ohsung@gravity.co.kr

      - or -

      Brian Rafferty
      Taylor Rafferty, New York
      1-212-889-4350

      - or -

      John Dudzinsky
      Taylor Rafferty, London
      44-20-7614-2900
      gravity@taylor-rafferty.com

      - or -

      Taylor Rafferty:
      London - Erin Gordon at +44 (0)20 7614 2900
      New York - Luis Severiano at +1 212 889 4350
      Seoul - Min Kim at +82 (0)2 2000 5753
      Tokyo - Yuhau Lin at +81 (0)3 5444 2730
      Email - gravity@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRAVITY Co., Ltd.

Date: 5/24/2006

                                                  By:    /s/ James O. Kwon
                                                         -----------------------
                                                  Name:  James O. Kwon
                                                  Title: Chief Financial Officer